SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files

Press release EDAP Revises Termination Agreement with HealthTronics

July 16, 2007

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report on Form 6-K with respect to the Company's 2006 annual results, is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Form F-3, file number 333-136811.

CONTACT: EDAP TMS S.A.	Magnolia Investor Relations
Blandine Confort	Matt Kreps
+33 4 78 26 40 46	972 801 4900
FOR IMMEDIATE RELEASE

EDAP Revises Termination Agreement with HealthTronics

Lyon, France, July 16, 2007 - EDAP TMS S.A. (Nasdaq: EDAP), the global leader in High Intensity Focused Ultrasound (HIFU) treatment of prostate cancer, reports today an update to its Termination Agreement with HealthTronics, Inc.

On July 9, 2007, EDAP TMS S.A. entered into a letter agreement with HealthTronics Inc, pursuant to which the parties amended their Termination Agreement dated as of April 3, 2007.

The letter agreement eliminated HealthTronics's obligation to pay EDAP any additional amounts in excess of $600,000. In the prior agreement, HealthTronics agreed to pay EDAP certain additional amounts in excess of $600,000 based on a formula related to the price at which HealthTronics resells the registered 200,000 EDAP shares. On July 3, 2007, EDAP withdrew its original Registration Statement dated as of May 3, 2007 which reflected the prior terms of the Termination Agreement. The company will file a new Registration Statement on July 16, 2007 reflecting the new terms of the agreement.

Under the new Termination Agreement, Healthtronics still agreed to pay EDAP TMS S.A a total of $600,000 within 60 days of effectiveness.

About EDAP TMS S.A.

EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. The company is also developing this technology for the potential treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

For more information on the Company, contact Magnolia Investor Relations at (972) 801-4900, the Corporate Investor Relations Dept at +33 (0)4 78 26 40 46 or see the Company's Web sites at http://www.edap-tms.com and http://www.hifu-planet.com.

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In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials but not yet FDA approved or marketed in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : July 16, 2007

EDAP TMS S.A.

/S/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER